Exhibit 99.1

April 5, 2013

James F. Reilly
David I. Beatson
Timothy M. Murray
Dr. Neil W. Jacobs

PFSweb, Inc.
505 Millennium Drive
Allen, TX 75013

Dear Independent Directors of PFSweb, Inc.,

We note the governance and management changes that were announced in the middle of last week.  We are gratified you saw fit to take action.  However, many questions remain.  Chiefly, why were these issues only addressed following our request for minority board representation when this group of directors has been in place for over 13 years?  After years of inaction, shareholders have been given little reason to believe that the Board would have ever intervened on its own.

You have informed us that there is a “process” underway of reviewing our nomination (submitted in January) and evaluating multiple candidates with a goal of adding a sixth director.  You have also informed us that the independent directors have retained both a prominent New York law firm and an executive search firm to advise you.  We do not believe these to be prudent uses of shareholder resources, as we cannot support any director additions or other corporate actions until such time as we possess direct Board representation.

We do not understand your reticence to place a large shareholder onto the Board.  We are long-term investors owning over 10% of PFSweb.  Our sole aim is to improve all aspects of the Company, thereby creating substantial value for shareholders.  We possess extensive experience actively partnering with our portfolio companies to enhance value for multiple stakeholders and do not enter this situation with pre-conceived notions or motives that would differ from other shareholders.  We have often seen the introduction of a pervasive ownership mentality be transformative to a company that has previously languished.  We are confident we can bring such an approach.

Having just returned from Allen after spending several hours with CEO Mike Willoughby and CFO Tom Madden, our belief in the potential of the Company has been reinforced.  Further, as confirmed to us by our conversations with newly-appointed Chairman Jim Reilly, we all desire a Board that is uniquely qualified and capable of supporting and overseeing management.  After the appointment of our nominee, we can work together to create such a Board.

Let us reach consensus and then move forward in support of the new Company leadership to create sustainable shareholder value.  We hope there is an appetite for collaboration, as a potential proxy contest would be nothing more than a distracting and costly pathway to a similar outcome.

Best Regards,

Ben Rosenzweig and Ryan Levenson
Privet Fund Management LLC